# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

TA Fintech Inc.
401 Park Avenue S, Number 10
New York, NY 10016
https://tradealgo.com/

Up to $3,930,000.00 in Common Stock at $4.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** TA Fintech Inc.
**Address:** 401 Park Avenue S, Number 10 , New York, NY 10016
**State of Incorporation:** DE
**Date Incorporated:** September 24, 2021

## Terms:

### Equity

**Offering Minimum:** $10,000.00 | 2,500 shares of Common Stock
**Offering Maximum:** $3,930,000.00 | 982,500 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $4.00
**Minimum Investment Amount (per investor):** $600.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Invest $10,000 (US investors only)**

Receive

* Limited 200 edition Trade Algo memorabilia

* Quarterly Investor Updates

* Private cocktail & charcuterie party with all our top investors

* Two VIP tickets to Trade Live event.

### Invest $25,000 (US investors only)

Receive

* Limited 100 edition Trade Algo memorabilia

* Quarterly Investor Updates

* Private cocktail & charcuterie party with all our top investors

* Two VIP tickets to Trade Live event.

* 1 on 1 zoom call with our CEO to discuss growth.

### Invest $50,000 (US investors only)

Receive

* Listed as official backer on Crunch base.

* Limited 50 edition Trade Algo memorabilia

* Quarterly Investor Updates

* In-person dinner with CEO and executives at live event.

* Private cocktail & charcuterie party with all our top investors

* Four VIP tickets to Trade Live event.

*All perks occur when the offering is completed.*

### The 10% StartEngine Owners' Bonus

Trade Algo will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

## The Company and its Business

### Company Overview

Trade Algo ("TA" or the "Company") is a Corporation organized under the laws of the state of DE offering market data analytics and providing equitable access to disparate financial APIs and portfolio data. The Company's business consists of a SAAS software model focused on providing market data services and solutions to retail investors, RIA's and hedge funds. Our market analytics are sold online in North America and through affiliate partnerships with financial media companies as well as a direct-to-consumer businesses model.

The Company has a highly qualified software development team building tools that increase financial transparency for retail investors. The power of social media, combined with the rising accessibility of digital trading apps, has revolutionized markets for the retail investor.

However, today's markets are driven by petabytes of data available in real time. In contrast, our brains are not able to process nearly this amount of information at once. As a result, investors and hedge fund managers are overwhelmed with market information, which can lead to a lack of transparency on a wide scale. Our institutional-grade investment technology captures vital market-moving data that is not commonly available to all investors.

Specifically, the rapidly growing retail investor class has been left behind by larger financial data companies such as Bloomberg, Refinitiv, Reuters and many other legacy analytics companies without accessible price points.

TA provides a wide range of market data including a vast amount of historical data for the US market updated in real-time. End-of-day tick-level data for international markets available and consolidated US Equities from all major markets in real-time. Our proprietary software includes a real-time option radar with our comprehensive technical and fundamental market analysis algo showing greeks & Implied volatility of the underlying asset expected. Through our ATS data algorithm, you can visualize off-exchange market liquidity trading that occurs away from traditional stock exchanges in near real time. Through our partnerships with exchanges and data vendors, Trade Algo is able to provide financial data applications with some of the fastest quality data available. We have access to nearly 250 leading providers of deep data coverage through our network API ecosystem. Leveraging this vast amalgamation of data, our software teams build intuitive and consumer friendly applications to turn insights into action.

Subsections:

TA Fintech, Inc. was initially organized as Broad Bold Park, Inc, a DE Corporation on 09/24/2021 and changed the name to TA Fintech, Inc. to further align the brand with the Fintech category it operates in.

In addition to this, Trade Algo has other IP that it has developed including API vendor relationships, Cloud services, Market Data from All 19 Exchanges, software licenses and contractual access to data feeds.

The company has four office locations:

224 w 30th st new york ny 10001

401 park avenue south 10th floor New York NY 10016

350 E 400 S, Salt Lake City, UT 84111

3800 Howard Hughes Pkwy, Las Vegas, NV 89169.

*Competitors and Industry*

Global spending on financial market data and news continued its decade-long growth streak with revenues jumping 5.9% to a record $33.2 billion in 2020. Financial market desktops users totaled over 1.7 million in 2020, led by FactSet, Morningstar and S&P Global Market Intelligence, with Refinitiv and Bloomberg remaining the largest providers

Our market is currently estimated at approximately $32 billion to $33 Billion. Global spending on financial market data is expected to exceed historical growth rates, with 56% of respondents in Burton-Taylor's Financial Market Data 2021 Kick-off survey expecting spending to be much higher or moderately higher than the 5-year CAGR of 4.0%.*

The Company has several major competitors in the market data category. Some of the top competitors in our industry include: Bloomberg, Dow Jones/Factiva, FactSet, FIS MarketMap, ICE (Pricing & Analytics + Desktop), IRESS, IHS Markit, Moody's Analytics, Morningstar, Quick, S&P Global Market Intelligence, SIX Financial, Refinitiv. Bloomberg is the industry leader and the Company's primary competition in the market data industry.

Bloomberg ranks 1st in global revenue in all user groups except Investment Bankers/Corporate Financiers and Research Analysts (where S&P Global Market Intelligence leads.) Refinitiv also owns significant market share and Refinitiv holds the top spots in Investment Banking and FX/Treasury Sales & Trading and Platts remains the leader in the Energy data segment. Moody's Analytics and TP ICAP are the fastest growing companies in most categories, as measured by five-year growth rates.

The financial market data/analysis industry generates $32 + billion in revenue although not all providers experience equal success. Despite the present competitive landscape, Trade Algo stands out in the data/analysis industry because of our focus on technology deploying algorithms and machine learning to simplify the user experience and tap into a broader market than traditional institutions.

*Source: Burton-Taylor's Financial Market Data

https://www.prnewswire.com/news-releases/burton-taylor-releases-annual-financial-market-dataanalysis-industry-vendor-rankings-301119325.html

*Current Stage and Roadmap*

The Company's software products and services are available in the market and generating sales demonstrating a strong appetite from consumers and validating product market fit.

The Company's efforts for the next few years will be focused on expanding our core application product lines, innovating on new machine learning algorithms, increasing our market share, launching new category lines and products, growing our business overseas, research and development into artificial intelligence heuristic search and expanding to institutional products for organizations.

We have several new software products and services planned over the next 12 months, including: new machine learning algorithms, quant tools, community live stream applications and expanding our library to include alternative data.

# The Team

### Officers and Directors

**Name:** Jon Stone

Jon Stone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, CEO, Secretary, Director, Treasurer and Founder
  **Dates of Service:** October 01, 2021 - Present
  **Responsibilities:** Lead the enterprise team and communicate with engineering manager on the product roadmap. No Salary Currently.

# Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

### Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

### Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

### Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

### The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

### Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

### We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

### Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

### Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

### Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

### The amount raised in this offering may include investments from company insiders or

*immediate family members*

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

*We are reliant on one main type of service*

By their nature, forward-looking statements involving the appetite for investors to continue to be interested in investing during a force majeure event or recession require a degree of speculation. In the future stock market investors may decide they prefer other activities that differ materially from those expressed in or implied by such forward-looking statements. Our revenues are therefore dependent upon the appetite for online stock markets remaining of interest to investors.

*Some of our products are still in prototype phase and might never be operational products*

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

*Minority Holder; Securities with Voting Rights*

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

*You are trusting that management will make the best decision for the company*

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

### *This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

### *Our new product could fail to achieve the sales projections we expected*

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

### *We face significant market competition*

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

### *We are competing against other recreational activities*

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

### *We are an early stage company and have limited revenue and operating history*

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Trade Algo is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

### Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

### The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

### The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time*

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

*We rely on third parties to provide services essential to the success of our business*

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*The Company is vulnerable to hackers and cyber-attacks*

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Trade Algo or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Trade Algo could harm our reputation and materially negatively impact our financial condition and business.

*Merchant Processing Interruption*

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

# Ownership and Capital Structure; Rights of the Securities

## Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Jon Stone | 28,332,000 | Common Stock | 96.36% |

# The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 982,500 of Common Stock.

### Common Stock

The amount of security authorized is 100,000,000 with a total of 29,402,000 outstanding.

### Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below for additional information.

### Material Rights

*The amount of shares of Common Stock outstanding includes 1,070,000 shares issued pursuant to the Company's recent crowdfunding raise. This number is subject to adjustment as the final closing is ongoing.*

## Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of

1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

## What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $3,000.00
  **Number of Securities Sold:** 3,000
  **Use of proceeds:** Purchasing the corp.
  **Date:** September 24, 2021
  **Offering exemption relied upon:** It was a corporation purchased like on legal zoom. It was not a fundraise. It was how the corporation was purchased.

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $1,070,000.00
  **Number of Securities Sold:** 1,070,000
  **Use of proceeds:** A combination of Operations, Marketing, R&D, Inventory, Working Capital, Employment Costs, and fees provided to StartEngine. The exact amount of shares of Common Stock issued and the exact dollar amount sold are subject to adjustment as the final closing is ongoing.
  **Date:** May 23, 2022
  **Offering exemption relied upon:** Regulation CF

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**How long can the business operate without revenue:**

We believe we can operate the business pre funding for 1-2 years without revenue generation

**Foreseeable major expenses based on projections:**

We forsee our major expenses being domestic and international office expanson, personnel, marketing, talent acquisition and data API fees.

**Future operational challenges:**

We expect the market for investment data to continue to evolve and expand. The European Union, Canada and several Asian countries have vibrant demand for market data. Opening offices to serve markets in different languages will be an operational challenge.

**Future challenges related to capital resources:**

Our success is dependent on our ability to advance product and technology innovation. Developing proprietary alternative market data and investing in research and devlopment may become capital intensive in serving larger institutional firms and customers.

**Future milestones and events:**

We believe our initial regulation crowd funding will be a milestone for the company to accelerate rapid growth and achieve economies of scale. In addition to this, we expect to launch our first mobile application and expand our product line to include enterprise software and expand into new markets.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

Our company has cash on hand from revenue and sufficient capital resources from growth at this time. We are currently financed by our cash on hand and generating new customers daily. As of May 25th the company has approximately $1,313,000 cash on hand.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

The funds raised on Start Engine are not critical to sustaining the business for the next year, however they are important to continuing to grow the business and expand our in the product and customer the way that we would like. However, if our Start Engine finraise did not come to fruition, we would continue to optimize the company for quarterly profitability until we could acquire outside sources of capital to invest more heavily in the business.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised**

from the crowdfunding campaign?)

We do not believe the funds from this campaign are necessary to the viability of the company in it's current form. Ultimately the company could sustain without any of the funds from the campaign. However, for long term viability of the business we will need to secure funding eventually to expand our market share.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

We aim to spend a minimum estimate on iterating the product, scaling the system for more users, and marketing the product to new users. If we raise the minimum of $10,000, we would aim to burn approximately $1,000 per month, giving us a ten month runway.

**How long will you be able to operate the company if you raise your maximum funding goal?**

In a maximum burn scenario, we would seek to hire a management team that expands our product market fit internationally with a focus on increasing revenue subscription ARR and hire additional finance executives and engineering talent to assist in futher capital formation for continued growth. In this maximum scenario we would estimate approximately a $249,000 month burn in the period leading up to our anticipated "regulation A+" round of financing.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

We are currently considering options for future capital raises including a mix of traditional venture capital angels as well as additional equity crowdfunding platforms over the next 12 months.

## Indebtedness

The Company does not have any material terms of indebtedness.

## Related Party Transactions

- **Name of Entity:** JS Trading Enterprises Inc
  **Names of 20% owners:** Jon Stone
  **Relationship to Company:** Director
  **Nature / amount of interest in the transaction:** On Dec 27th 2021 the company entered into an asset purchase with the related company for $1.

**Material Terms:** Under the property bill of sale for $1 TA Fintech Inc purchased the TradeAlgo name, domain name, processing accounts and all intellectual property from JS Trading Enterprises, Inc.

# Valuation

**Pre-Money Valuation:** $117,608,000.00

**Valuation Details:**

Of the 120 SaaS companies we tracked in measuring our valuation, the average public SaaS business is trading at 20.0x revenue while the median is 13.0x.

The gap between the average and median is wider than ever at 7.1x, meaning premium SaaS companies are getting outlier valuations.

We believe Trade Algo's valuation is consistent with industry standards and in line with our growth trajectory. SaaS companies often use the price-to-sales (P/S) ratio instead of the P/E ratio, which measures a company's market capitalization divided by its revenue. The P/S ratio indicates that investors are optimistic that the revenue growth will continue and that the revenue will eventually generate profits. SaaS companies similar to Trade Algo such as Shopify (NYSE:SHOP), Zoom (NASDAQ:ZM), and Datadog (NASDAQ:DDOG) trade for between 23 and 65 times sales, ratios that require plenty of optimism to justify. For reference, Adobe trades for around 20 times sales, while Microsoft's P/S ratio is about 13.

Although valuations are highly speculative, we feel our valuation of $117,608,000 is generally fair in the marketplace considering our 2022 unaudited sales increase from Jan 1st 2022 to May 1st 2022. We have experienced dramatic growth in our subscriber base since our inception and have added an additional 2,000 sales of approximately $8mm between Jan 1, 2022 and May 1, 2022.

*This valuation was calculated internally without the use of any formal third-party independent evaluation.*

*The pre-money valuation has been calculated on a fully diluted basis. The company has no preferred stock, options, warrants, other securities with a right to acquire shares or shares reserved for issuance under a company equity incentive plan.*

# Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*

91.5%

We will use minimum funding goal for paying professionals such as legal advice, CPA, bookkeeping and HR fees.

- *Marketing*
1.0%

Generally speaking we spend approximately 1% of our budget on marketing to accelerate revenue growth.

- *Research & Development*
1.0%

We will spend approximately 1% on R&D exploring new applications for mobile and VR/AR and artificial intelligence algorithms

- *Inventory*
1.0%

We plan to spend approximately 1% on acquiring new data in the alternative data category to increase our product offerings.

- *Working Capital*
1.0%

We estimate about 1% of our raise will be deployed for working capital to assist in reaching our growth targets.

- *Company Employment*
1.0%

We estimate only 1% of funds raised will be for future employment. We generally anticipate using revenue from new customer acquisition to cover staff salaries and expand our team size.

If we raise the over allotment amount of $3,930,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
3.5%

- *Operations*
50.0%

We estimate approximately 50% will be used for operations such as inventory, licenses, engineering contractor invoices and supplies. Additionally we may seek to open up new office locations in different regions.

- *Marketing*
10.0%

We estimate approximately 10% will be used for marketing to attract new customers. We only deploy digital ads and carefully track all our customer acquisition costs to be below $50 CPL.

- *Research & Development*

5.5%

We estimate about 5.5% will be spent on R&D to expand into new applications like AR/VR, we believe the metaverse and new platforms around VR will open up new opportunities for data analytics companies like ours.

- *Inventory*
  5.0%
  We seek to purchase new alternative data to expand our product lines. Alternative data is often difficult to build applications in the cloud because it requires a developer ecosystem, incentive structures and custom API's.

- *Working Capital*
  25.0%
  We estimate approximately 25% will be used for working capital to assist in reaching our growth targets.

- *Company Employment*
  1.0%
  We estimate approximately 1% will go to employment. We generally anticipate using revenue from new customer acquisition to cover staff salaries and expand our team size.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://tradealgo.com/ (https://tradealgo.com/regcf).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange

Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/trade-algo

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR TA Fintech Inc.

*[See attached]*

# TA Fintech Inc.

**FINANCIAL STATEMENTS**
**FROM INCEPTION (SEPTEMBER 24, 2021) YEAR ENDED DECEMBER 31, 2021**
***(AUDITED)***

*(Expressed in United States Dollars)*

**INDEX TO FINANCIAL STATEMENTS**

---

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
TA Fintech Inc.
Dover, Delaware

### Opinion

We have audited the financial statements of TA Fintech Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and the related statements of operations, changes in stockholders' equity, and cash flows for the period from Inception (September 24, 2021) to December 31, 2021, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for the period from Inception (September 24, 2021) to December 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

### Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

### Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

**Going Concern**

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern.  The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*SetApart FS*

April 22, 2022
Los Angeles, California

| As of December 31, | | 2021 |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash & cash equivalents | $ | - |
| Cash, restricted | | 11,706 |
| Due from related party | | 179,070 |
| Prepaids and other current assets | | 87,328 |
| **Total current assets** | | **278,104** |
| | | |
| Intangible assets, net | | 1 |
| **Total assets** | $ | **278,105** |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Deferred revenue | $ | 290,431 |
| **Total current liabilities** | | **290,431** |
| | | |
| **Total liabilities** | $ | **290,431** |
| | | |
| **STOCKHOLDERS' EQUITY** | | |
| Common Stock, par value $0.0001 15,000,000 shares authorized, 15,000,000 issued and outstanding | | 15,000 |
| Subscription receivable | | (15,000) |
| Retained earnings/(Accumulated Deficit) | | (12,327) |
| | | |
| **Total stockholders' equity** | | **(12,327)** |
| | | |
| **Total liabilities and members' equity** | $ | **278,104** |

*See accompanying notes to financial statements.*

| Inception date (September 24, 2021) | | 2021 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net revenue | $ | 3,291 |
| Cost of goods sold | | 8,700 |
| Gross profit | | (5,409) |
| | | |
| Operating expenses | | |
| General and administrative | | 1,918 |
| Sales and marketing | | 5,000 |
| Total operating expenses | | 6,918 |
| | | |
| Operating income/(loss) | | (12,327) |
| | | |
| Interest expense | | - |
| Other Loss/(Income) | | - |
| Income/(Loss) before provision for income taxes | | (12,327) |
| Provision/(Benefit) for income taxes | | - |
| | | |
| **Net income/(Net Loss)** | $ | (12,327) |

*See accompanying notes to financial statements.*

## TA FINTECH INC.
## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

---

For Fiscal Year Ended December 31, 2021

| (USD $ in Dollars, except per share data) | Common Stock | | Accumulated deficit | | Subscription receivable | | Total Stockholders' Equity | |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | | |
| Inception date (September 24, 2021) | - | $ - | $ - | | $ - | | $ - | |
| Issuance of common stock | 15,000,000 | 15,000 | - | | (15,000) | | $ - | |
| Net income/(loss) | - | - | (12,327) | | - | | $ (12,327) | |
| Balance—December 31, 2021 | $ 15,000,000 | $ 15,000 | $ (12,327) | | $ (15,000) | | $ (12,327) | |

*See accompanying notes to financial statements.*

| As of December 31, | | 2021 |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net income/(loss) | $ | (12,327) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | |
| Depreciation and amortization | | - |
| Changes in operating assets and liabilities: | | |
| Due from related party | | (179,070) |
| Prepaids and other current assets | | (87,329) |
| Deferred revenue | | 290,431 |
| **Net cash provided/(used) by operating activities** | | **11,706** |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Change in restricted cash | | (11,706) |
| **Net cash provided/(used) by financing activities** | | **(11,706)** |
| | | |
| Change in cash | | - |
| Cash—beginning of year | | - |
| **Cash—end of year** | $ | - |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash paid during the year for interest | $ | - |
| Cash paid during the year for income taxes | $ | - |
| | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | |
| Purchase of property and equipment not yet paid for | $ | - |
| Conversion of debt into equity | $ | - |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

TA Fintech Inc. was incorporated on September 24, 2021 ("Inception") in the State of Delaware. The financial statements of TA Fintech Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dover, Delaware.

The Company specializes in offering an analytics platform that harnesses the power of big data technology to level the field of investing for all.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

**Fair Value of Financial Instruments**

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

*Level 1* - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

*Level 2* - Include other inputs that are directly or indirectly observable in the marketplace.

*Level 3* - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

*Concentrations of Credit Risk*

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

## Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

## Restricted Cash

Restricted cash includes amount that are reserved in the Company's account on Stripe. Stripe holds a certain percentage of revenue generated to cover any chargebacks and/or refunds. As of December 31, 2021, the amount of cash, held by Stripe was $11,706.

## Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, the Company had no accounts receivable.

## Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

## Intangible Assets

On December 27, 2021, the Company entered into an Asset Purchase Agreement with a related company, JS Trading Enterprises Inc. Under the property bills of sale, TA Fintech Inc purchased the TradeAlgo brand name, domain name, processing accounts, and all intellectual property from JS Trading Enterprises Inc for one dollar ($1). JS Trading Enterprises Inc. is fully owned and operated by the majority shareholder of TA Fintech Inc.

The Company accounts for intangible assets (including trademarks and website) in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates. The Company did not record any impairment losses as of December 31, 2021.

The Company amortizes the cost of our intangible assets over the fifteen-year estimated useful life on a straight-line basis. Amortization expenses amounted to $0 for the for the year ending December 31, 2021.

## Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

Identification of performance obligations in the contract: performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from offering an analytics platform that harnesses the power of big data technology to level the field of investing for all.

## Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the year ended December 31, 2021, amounted to $5,000, which is included in sales and marketing expenses.

## Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

**Research and Development Costs**

Costs incurred in the research and development of the Company's products are expensed as incurred.

**Income Taxes**

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York. The Company has not yet filed its 2021 tax returns.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 22, 2022, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

## 3.  DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids and other current assets consist of the following items:

| As of Year Ended December 31, | 2021 |
|---|---|
| Prepaid expenses | 78,300 |
| Deferred expenses | 9,029 |
| **Total Other Current Assets** | $ 87,329 |

The Company has recorded $78,300 of prepaid expenses for the year ending December 31, 2021. Prepaid expenses related to software subscription fees, which are paid monthly, for the subsequent month.

Current liabilities comprise primarily deferred income from the yearly subscriptions sold to customers. The Company will recognize the revenue of the deferred income based on services rendered throughout the year.

## 4.    DEFERRED INCOME AND EXPENSES

The Company has recorded deferred income and expenses from the yearly subscriptions sold to customers. The Company will recognize the revenue of the deferred income and expenses based on services rendered throughout the year. As of December 31, 2021, the balance of deferred income was $290,431 and the balance of deferred expenses was $9,029.

## 5.    CAPITALIZATION AND EQUITY TRANSACTIONS

**Common stock**

The Company is authorized to issue 15,000,000 shares designated as a $0.001 par value Common Stock. As of December 31, 2021, 15,000,000 Common Shares have been issued and are outstanding.

## 6.    INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, consists of the following:

| As of Year Ended December 31, | 2021 | |
|---|---|---|
| Net Operating Loss | $ | (3,661) |
| Valuation Allowance | | 3,661 |
| **Net Provision for income tax** | $ | - |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021:

| As of Year Ended December 31, | 2020 | |
|---|---|---|
| Net Operating Loss | $ | (3,661) |
| Valuation Allowance | | 3,661 |
| **Total Deferred Tax Asset** | $ | - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $12,327. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

## 7. COMMITMENTS AND CONTINGENCIES

### Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2021.

### Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 8. RELATED PARTY TRANSACTIONS

On December 27, 2021, the Company entered into an asset purchase agreement with a related company, JS Trading Enterprises Inc. Under the property bills of sale, TA Fintech Inc purchased the TradeAlgo brand name, domain name, processing accounts, and all intellectual property from JS Trading Enterprises Inc for one dollar ($1). JS Trading Enterprises Inc. is fully owned and operated by the majority shareholder of TA Fintech Inc.

JS Trading Enterprises Inc. currently acts as merchant processors for TA Fintech Inc. All cash earned from subscription services get deposited into their bank account and disbursed to TA Fintech Inc. at the discretion of the Companies. As of the December 31, 2021, the due from Merchant Processor (JS Trading Enterprises Inc) was in the amount of $179,070.

## 9. GOING CONCERN

These financial statements are prepared on a going concern basis. The Company registered on September 24, 2021 and only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

## 10.  SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 22, 2022, which is the date the financial statements were available to be issued.

On February 9, 2022, the Company amended its articles of incorporation to authorize the issuance of 100,000,000 shares of common stock at $0001 par value per share.

On February 21, 2022, the Company issued additional 28,332,000 shares at a $1.00 par value.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

# EXHIBIT C TO FORM C

# PROFILE SCREENSHOTS

*[See attached]*


This offering is not live or open to the public at this moment.

## Trade Algo
Powering the personal wealth movement



ACTION THROUGH INSIGHTS

🌐 **Website**    📍 New York, NY    **TECHNOLOGY**

**$0.00** raised ⓘ

**$1,060,646** previously crowdfunded ⓘ

| | |
|---|---|
| **0**<br>Investors | **$113**M<br>Valuation |
| **$4.00**<br>Price per Share | **$600.00**<br>Min. Investment |
| **Common**<br>Shares Offered | **Equity**<br>Offering Type |
| **$3.93M**<br>Offering Max | 🕐<br>Days Left |

**INVEST NOW**

⚡ This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

*This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.*

TradeAlgo is a global market data leader on a mission to make investing simple and fair. Modern investors require access to real-time data for independent insights, and TradeAlgo provides these insights through cutting-edge algorithms and AI. We are ushering in a new era of equitable trading by providing retail investors the tools that only hedge funds and large corporations have enjoyed - until now.

Overview    Team    Terms    Updates    Comments           ♡ Follow

## Reasons to Invest

- One of the first platforms to track off-market "dark flow" activity & level the playing field for retail investors by providing real-time metrics through the power of AI.

  market data reached a record $33.2 billion in 2020.*

- TradeAlgo benefits from a profitable customer acquisition strategy, as well as best-in-class algorithms and artificial intelligence applied to market data.

*Market statistics provided by Market Data Forecast and Burton-Taylor International Consulting (source / source)

## Discover the secrets Wall Street doesn't want investors to know.

Trade Algo is a customer-centric market research platform whose mission is to empower investors with trading education, technology, and tools so they can control their own financial destiny. We are not a broker or dealer, rather, **the ultimate tool to enhance your trading through institutional grade analytics technology.**



**TradeAlgo is a customer-centric market research platform.**

The ulitmate tool to enhance your trading through institutional grade analytics technology.

Don't chase trades, make the market come to you with our cutting edge algorithms, signals, and indicators.

**THE PROBLEM**

## Market trading is inherently skewed against retail investors.

Despite the advent of mobile trading, market trading is still far from being fair. The main obstacle preventing market trading from becoming more equal is accessibility. While everyday retail investors can only trade when the market is open, more than 50% of trades take place behind closed doors by banks and large corporations throughout the day.



**The main obstacle preventing market trading from becoming more equal is accessibility.**

Despite the advent of mobile trading, market trading is still far from being democratic.

This massive amount of off-market or **"dark flow" and "high frequency" trading** from hedge funds and investment banks put retail investors at a massive

disadvantage. Moreover, the entities privy to these off-market trades also have unfathomable resources to track real-time data, indicators, and other metrics that retail investors simply don't have.


More than 320,000 people around the world pay about $24,000 per year to use the Bloomberg Terminal.

According to publicly available data, more than 320,000 people around the world - mainly traders, analysts, and investors - pay about $24,000 per year to use the Bloomberg Terminal, just to obtain similar information (source). To put that figure in perspective, that is more than a third of the median American income.

**We believe everyone who trades should have equal footing, not just the elite.**

THE SOLUTION

## TradeAlgo is powering the personal wealth movement.

TradeAlgo builds technology products and offers data that connects people to the investing information and tools they need.

Through our proprietary tech, TradeAlgo can track dark market activity, unusual and large trades, as well as real-time scanning of the entire options and equities universe using our AI Scanner. **Our algorithms grant equal access to market insights** giving retail investors the same type of tools protected by hedge funds and institutions.


Using a new modern approach, TradeAlgo delivers increasingly complex algorithms in the cloud.
Our algorithms grant equal access to market insights to which retail investors have never before had access.

We offer a traditional SAAS software "freemium" business model. Potential customers typically receive a free demo of our platform before licensing an annual subscription. Our general annual subscription cost for our premium real time data tier is between $99 per month and $416 per month.

TradeAlgo builds technology products and offers data that connects people to the investing information and tools they need.

  

Global Coverage

Options Scanner

Dark Market Tracker

  

A.I. Radar

Alert Service

Market Indicators

Using a new modern approach, TradeAlgo delivers increasingly complex algorithms in the cloud, eliminating the information gap and leveling the playing field with **a simple interface for all investors.**

By working with underserved users, TradeAlgo has created a distinctive and profitable market and now we hope that we can set the industry standard.

THE MARKET ─────────────────

# We provide retail investors hedge-fund-caliber research tools.

With the power of artificial intelligence, TradeAlgo makes independent investment research look and feel like hundreds of analysts are working for you 24/7. Our quantitative cloud platform leverages **decades of combined experience** bringing advanced machine learning algorithms to retail investors seeking actionable insights.




TradeAlgo makes independent investment research look and feel like hundreds of analysts are working for you 24/7.
TradeAlgo stands out by offering reliable, cloud-based financial and market data, pricing, trading, news, and communications tools to the general public.

TradeAlgo stands out from existing multi-billion dollar incumbents by offering **reliable, cloud-based financial and market data**, pricing, trading, news, and communications tools to the general public. Where we use the most current and advanced technologies for our service, our primary competitors - most of which were founded before the internet - use outdated technology applications.


150+
Total API Connections
Operations Powered by
AWS

We offer tools that can be used by institutional equity, retail investors, and index or mutual fund professionals, as well as an advanced AI program deploying the world's largest language models. TradeAlgo has **over 150 API connections**, with AWS powering our operations to make real-time updates possible.

OUR TRACTION

## The world is taking notice of TradeAlgo.

TradeAlgo has benefited tremendously from an endorsement video by ABC's Shark Tank star Kevin O'leary and has been seen on Bloomberg, CNBC, and Harvard

University's computer science department. We have demonstrated the value of our technology in the marketplace and enjoy a profitable customer acquisition strategy.


As Seen On
Bloomberg
CNBC
HARVARD
UNIVERSITY

We now have four offices, one in every time zone, and are looking to expand internationally with offices in Europe and Asia. Most excitingly, we are set to launch a suite of products for mobile devices, which would be one of, if not the, first of its kind.

**WHY INVEST**

## Help us make trading simple and equitable for all.

We are at a time in history where technology can finally level the playing field for capital markets, and TradeAlgo aims to be the engine of that movement. Our algorithms provide unprecedented access to real-time insights and resources that give retail investors institutional grade data and algorithms.

In the ever-changing market, information is the currency of the realm, and TradeAlgo has the tech, resources, and leadership to be the go-to integrated data solution for underserved investors around the globe. Help us create a more equitable future for underserved investors, and invest in TradeAlgo.


It's time to level the playing field for trading.
TradeAlgo has the tech, resources, & leadership to be the go-to integrated data solution for underserved investors around the globe.



**October 2021**

### Trade Algo Sponsors Harvard Computer Science

Trade Algo with Microsoft, Jane Street, Citadel, Facebook, Uber, Bloomberg, Capital One, Kensho and Google



**October 2021**

### Trade Algo rated top analytics platform with 100% Market Coverage by Benzinga

Over 1.3 million listings from 250+ data providers

**December 2021**

### Trade Algo passes over a quarter million dollars in ARR

Trade Algo has passed the quarter million dollar mark in subscription revenue within a few months of launching.







**Feb, 2022**

### As seen on Bloomberg and CNBC

Trade Algo was shown on both Bloomberg and CNBC

**March 2022 +**

### Launched on StartEngine

Now YOU can own a part of our company!

## In the Press







BENZINGA · WALL ST · Forbes

SHOW MORE

## Meet Our Team





# Jon Stone

### President, CEO, Secretary, Director, Treasurer and Founder

*Jon Stone is a serial entrepreneur who has founded multiple profitable companies and pioneered new technologies that enhance market transparency and efficiency. With a degree from ASU and a deep interest in leadership and management philosophy he is an ardent student of Jack Welch. He is currently enrolled in MIT Sloan School of Management blockchain technology courses under cryptoeconomics expert Professor Christian Cataliniwhile and learning to apply blockchain into modern-day business challenges within the analytics industry.*



## Offering Summary

| | |
|---:|:---|
| **Company** : | TA Fintech Inc. |
| **Corporate Address** : | 401 Park Avenue S, Number 10 , New York, NY 10016 |
| **Offering Minimum** : | $10,000.00 |
| **Offering Maximum** : | $3,929,996.49 |
| **Minimum Investment Amount (per investor)** : | $597.49 |

## Terms

| | |
|---:|:---|
| **Offering Type** : | Equity |
| **Security Name** : | Common Stock |
| **Minimum Number of Shares Offered** : | 2,500 |
| **Maximum Number of Shares Offered** : | 982,499 |
| **Price per Share** : | $4.00 |
| **Pre-Money Valuation** : | $117,608,000.00 |

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Invest $10,000 (US investors only)**

Receive

* Limited 200 edition Trade Algo memorabilia

* Quarterly Investor Updates

* Private cocktail & charcuterie party with all our top investors

* Two VIP tickets to Trade Live event.

**Invest $25,000 (US investors only)**

Receive

* Limited 100 edition Trade Algo memorabilia

* Quarterly Investor Updates

* Private cocktail & charcuterie party with all our top investors

* Two VIP tickets to Trade Live event.

* 1 on 1 zoom call with our CEO to discuss growth.

**Invest $50,000 (US investors only)**

Receive

* Listed as official backer on Crunch base.

* Limited 50 edition Trade Algo memorabilia

* Quarterly Investor Updates

* In-person dinner with CEO and executives at live event.

**EXHIBIT D TO FORM C**

**VIDEO TRANSCRIPT**

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.